Mail Stop 4561

June 6, 2006

Lawrence A. Zimmerman
Chief Financial Officer
Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

> **Re: Xerox Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 001-04471**

Dear Mr. Zimmerman:

We have reviewed your response letter dated May 18, 2006 and the above referenced filings and have the following additional comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Summary of Accounting Policies

Revenue Recognition, page 36

1. Your response to prior comment number 3 in your letter dated May 18, 2006 indicates that you consider embedded software to be incidental to the equipment. Provide us with

additional information to support your conclusion. Specifically, you indicate that embedded software is not a significant focus of the marketing effort because it is not marketed separately. If part of the marketing of the overall product is based on the functionality or specifications of the embedded software, this would indicate that the embedded software is not incidental. In addition, it appears that you offer postcontract customer support with your products which would also indicate that the software is more than incidental. In this regard, we note from your web site that you include software support, software upgrades, operating system support, software problems action request support or SPAR and licensing fees in your Xerox Service Agreements.

2.   We note from your response to prior comment number 3 in your letter dated May 18, 2006 that you offer new software releases, coding error fixes, and enhancements. These items appear to be software and software-related elements. Based on your disclosure on page 37 of your Form 10-K for the fiscal year ended December 31, 2005, it appears that these elements are accounted for as part of your full service maintenance agreements. Tell us what accounting literature you follow in recognizing revenue earned on your full service maintenance agreements over the term of the contracts. Indicate how you separate the software and software-related elements from the non-software elements included in your full service maintenance contracts. Also further describe the nature, frequency and amount of new software releases and enhancements provided on an exceptions basis.

3.   We note your response to prior comment number 5 in your letter dated May 18, 2006 referring to your response to comment number 3. Further describe the nature, terms and elements of software included in your services offerings in which services are essential to the functionality of the software. Describe the related accounting guidance supporting your accounting for these arrangements.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3226 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant